Creating a Market Leader with Superior
and Sustainable Value
June 2015
AXIS and PartnerRe:
Filed by PartnerRe Ltd.
pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AXIS Capital Holdings Limited
Commission File No.: 001-31721

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Disclaimer
Participants in Solicitation
PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.
Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form
10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its
Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May
4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 27, 2014, May 16,
2014 and January 29, 2015.  Information about the directors and executive officers of AXIS is set forth in its
Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on
February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the
SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26,
2014.
These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Investment Highlights
Strengthened positioning expands business opportunities
“Go-to” market for profitable business opportunities
Diversified, less volatile, capital efficient business
Global insurance/reinsurance powerhouse built to perform through secular and cyclical change
Combination drives superior and stable value creation
Active portfolio management and high diversification support superior returns and lower volatility
Improved capital efficiency
Superior and sustainable approach to capital management
At least $200 million in identifiable and actionable expense savings
Combination results in double-digit EPS accretion and meaningful ROE expansion
Ability to accelerate franchise productivity to solidify leadership in key markets
Specialty expertise across the organization
Untapped growth in all segments
Significant management experience with third party capital
Attractive entry point for investors seeking superior value creation

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Significant Opportunity from Secular Change
Current dynamics favor differentiated
companies
Positioning of the combined company
Top 5 global reinsurer with increased scale and
relevance
— Leading franchise in attractive specialty markets
— Expands business opportunities
— Improved service capabilities, scale and breadth of
products
Positioned to seize growth opportunities in attractive
specialty insurance and life, accident and health
markets globally
Greater opportunity to leverage presence of
alternative capital
— Lower cost of capital by matching risk to different
forms of capital
— Enhanced product offering for clients
More efficient operation (e.g. operating expenses,
capital structure)
Increased balance sheet strength and capital
generation provides flexibility in deployment of capital
including reinvestment in the business
Reinsurance demand changing
— Long-term capital management tool
— More selectivity with respect to counterparties
— Centralization of purchasing
— Certain insurers seeking greater capacity
Growing demand for primary insurance and life,
accident & health in both developed and emerging
markets
Increased supply of alternative capital sources
creates opportunities to provide a broader range of
cost-effective solutions to clients
Positive selection – market concentrating in a
consolidating environment
Differentiation through technology and data
analytics as well as expense control
Combined company will be an early mover and well positioned to capitalize on industry dynamics

PartnerRe AXIS

| | PartnerRe | AXIS | PartnerRe + AXIS |
|---|---|---|---|
| | ✓ | ✓ | ✓ |

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Combined Franchise Defined by Financial
Strength and Prudence
Note: AXIS and PartnerRe management, S-4 to be filed by both AXIS and PartnerRe on 6/1/2015. Pro forma figures adjusted for payment of $11.50 pre-close dividend per PRE share.
As of 31-March-2015
Tangible Common Equity
$ 5.8 $ 5.3 $ 10.4
Total Capitalization
$ 8.1 $ 7.0 $ 14.8
Total Debt / Capitalization
10.2% 14.1% 13.1%
Common Financial
Strength Ratings
(A.M. Best / S&P)
A+ / A + A+ / A + Anticipate A+ / A+
Preferred Ratings
(S&P)
BBB BBB Anticipate BBB
Last 10 Years of Favorable
Reserve Development
10 of 10 10 of 10
Capitalization Above “AA”
S&P Level

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Source: AXIS and PartnerRe management, S-4 to be filed by both AXIS and PartnerRe on 6/1/2015
(1) Figure excludes any synergies or repurchase activity from 3Q15 closing to YE2017.  Includes impact of regular dividends.
(2) Represents net effect on Operating RoE from $200mm of synergies, phased in 50% in 2016 and 100% in 2017 as per S-4 to be filed on 6/1/2015. All adjustments subject to an assumed pro forma tax rate of 16.0%.
(3) Represents return of 100% of operating earnings, plus return of $750mm post-closing.
(4) Represents net effect on Operating RoE from over $60mm of pre-tax income from third-party capital vehicles.  $150mm in freed up capital used to repurchase shares on 12/31/2016.
(5) Represents incremental $50mm of insurance pre-tax underwriting income and $20mm of Life and A&H  pre-tax underwriting income in 2017.
Significant Enhancement of Operating RoE
Combined
Standalone
(excl.
repurchases)
2017¹
Net
Synergies²
Capital
Management³
3 Party
Capital 4
1 2 3
Incremental
Growth 5
4
~
~
~
~
~11.0%
~10.0%
~11.7%
11% Baseline
~
— Meaningful
additional upside in
3rd Party Capital
— Added benefit from
Incremental Growth
as run-rate levels are
achieved beyond
2017
— 2%+ potential ROE
upside with 100bps
incremental increase
in interest rates
— Potential additional
upside from pricing
improvements
8.6%
1.4%
1.0%
0.7%
~0.6%
~12.3%
rd

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Clear Path to Achieving Target Expense
Synergies by 2017
At Least $200 Million in Identifiable and Actionable Expense Savings
Value in
millions
USD
Management team has extensive experience in successful expense reduction initiatives
Business Unit
~$60
Support Functions
~$75
Corporate
~$35
Other Operational
Synergies ~$30
Target Synergies
~$200+

Enhanced Ability to Return Capital While
Growing the Business
Total Capital Return as a % of BoP Equity
(1)
(1) “BoP” refers to beginning of period. Capital return defined as cumulative dividends paid and share buybacks as percent of beginning of period common equity as referenced.
Peers reflect 2-year capital return from 12/31/12 – 12/31/14. PRE + AXS pro forma reflects 2-year capital return from 9/30/15E – 9/30/17E.
Key Drivers Enabling Capital Return
Less-volatile income stream and strong track record with rating agencies supports aggressive capital management strategy
Strong net income generation benefitting from strength of
combined platform and synergies
Increasing contribution from less capital intensive businesses, leading to further capital efficiencies
Strong growth prospects without a commensurate increase in
required capital, driven by increased scale and diversification
Third-party capital actively used to drive stable / high return on equity fee income and to liberate capital
Capital Deployment
$750mm expected to be returned to combined company
shareholders immediately after closing
In addition, $2.2bn+ of buybacks and dividends expected
through year-end 2017– equivalent to 100% of operating
earnings
Further deployable capital anticipated from third-party
capital vehicles
Expected to maintain peer leading dividend payout ratio
2
9/15E-9/17E
23%
21%
17%
15%
11%
11%
5%
2%
RE
XL
WRB
ACGL
ACE
Y
MKL
© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Capital Optimization / Third-Party Capital
Leverages franchise position, generates incremental fees and reduces capital requirements
Availability of third party alternative capital creates meaningful opportunities to leverage franchise, offer broader range of cost effective solutions to clients and brokers, generate attractive fee revenue and release capital
Long history and deep management experience with third party capital
Both organizations have increased leverage of third party capital relationships in recent history
Already place multiple lines and risks with third party capital
Different stages of execution across a broad range of third party capital opportunities to optimize flexibility in allocating risks to best form of risk funding
Combination magnifies potential

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Significant New Growth Opportunities
4 3
4B
3
~$130mm of
incremental
annual pre-
tax earnings
4A
Life and
A&H
Insurance
~10%
NPW Growth
“Baseline”
Growth
Rates
Incremental Growth Opportunities from Combination
New Sources of
Incremental Growth
Illustrative Impact
by 2017
Reinsurance
Flat
NPW Growth
Scale creates greater servicing and
consultative capabilities and therefore
greater access
Greater utilization of third-party capital
Over $60mm in additional
annual fee revenue and
~$150mm capital relief from
third-party capital
management
~5%
NPW Growth
Greater access to exclusive top-
relationship underwriter opportunities by
brokers
Increased capacity for clients
Expansion into new geographies (e.g.,
Latin America, Middle East)
Greater retention of quality specialty
business
~$50mm of annual pre-tax
earnings from higher growth
and greater retention
Significant opportunities in emerging
markets (e.g., Latin America, Middle East)
from greater scale and broader product
offering
Cross-selling opportunities
Opportunities driven by Affordable Care Act
in the U.S.
~$20mm of annual pre-tax
earnings

Strong Case for Multiple Expansion
The Combined Company’s High ROE / Low Volatility Profile Supports a Premium
Valuation Relative to Peers
Price-to-tangible Book Value 2017E ROE Versus Historical Volatility
(1)
Note: Market data as of 5/27/15, unless otherwise noted. Selected (re)insurers include ACE, ACGL, AGII, AHL, AWH, ENH, MRH, RE, RNR, VR, and XL.
Price-to-tangible book value multiples shown are the averages of the multiples for the companies that fall into each quadrant.
(1) Earnings volatility based on annual net income for the 2002 – 2014 period.
(2) Consists of 2017E ROE, based on I/B/E/S estimates for peers and on management estimates for the pro forma combined company.
(3) Selected (re)insurers include ACE, ACGL, AGII, AHL, AWH, ENH, MRH, RE, RNR, VR, and XL. MRH’s multiple is it’s last unaffected multiple as of 12/10/2014.  Also includes
XL’s multiple pro forma for its combination with Catlin, where the tangible book value is sourced from an 8-K filed on March 19, 2015.
(3)
Potential premium
over selected
(re)insurers
P/TBV: 1.07x (3)
P/TBV: 1.30x
P/TBV: 1.06 x
P/TBV: 1.20x
High volatility
Low return
High volatility
High return
Low volatility
Low return
Low volatility
High return
1.16x
Selected (re)insurers
2017E Return on Equity
(2)
AXS
PRE
© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

+
+

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Illustrative Pro Forma Valuation Upside (Post -Amalgamation)
(1)
Significant Trading Valuation Upside Potential
~$50 - $52
1.16 x
1.20
1.25
1.30
~$58 - $60
60 - 62
63 - 65
65 - 68
~$138 - $143
142 - 148
148 - 153
153 - 159
Pro Forma
Q3 2015E TBVPS
Pro Forma
Q3 2015E P / TBV
Implied Price
Per AXS Share
Implied Value
Per PRE Share
(2)
~7.9x – 8.3x
8.3 – 8.6
8.7 – 9.0
9.1 – 9.4
Incl. Synergies; Ex.
Growth Initiatives (3)
1.35 68 - 70 159 - 165 9.5 – 9.9
Implied P / 2017E Multiple
Incl. Synergies and
Growth Initiatives (3)
~8.9x - 9.2x
9.2 - 9.6
9.7 - 10.1
10.1 - 10.5
10.6 - 11.0
Source: AXIS and PartnerRe management, S-4 to be filed by both AXIS and PartnerRe on 6/1/2015
(1) Q3 2015E TBVPS estimate based on historical figures rolled forward for projected results incorporating expected PGAAP adjustments as per S-4 to be jointly filed on 6/1/2015.
(2) Applies 2.18x exchange ratio, includes $11.50 / share dividend.
(3) Includes impact of anticipated third-party capital and growth initiatives by 2017E.

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Source: Company filings
(1) Earnings volatility calculated as the standard deviation divided by the average annual net income for the 2002 – 2014 period.
(2) Preferred shares dividends reflect 2014 actual preferred dividends paid for both PartnerRe and AXIS.
(3) Excludes incremental earnings from third-party capital management and other identified new growth opportunities.
Strong Credit Profile for Preferred
Shareholders
PRE AXS
Standalone Standalone MergeCo
Long-Term Rating (S&P)
A-
(Stable Outlook)
A-
(Stable Outlook)
Anticipate
A-
Preferred Rating (S&P) BBB BBB
Anticipate
BBB
Financial Strength Rating
(AM Best / S&P)
A+ / A+ A+ / A+
Anticipate
A+ / A+
Pro Forma Senior Debt $0.8bn $1.0bn $1.9bn
Equity Capitalization (3/31/2015) $7.3bn $6.0bn $12.9bn
Pro Forma (Debt & Preferred) /
Total Capitalization
Earnings Volatility 98% 57% 71%
2017E Earnings Before
Preferred Share Dividends
$536mm $553mm $1,266mm
20.7% 23.0% 23.1%
(3)
(1)
(2)

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Investment Highlights
Global insurance/reinsurance powerhouse built to perform through secular and cyclical change
Combination drives superior and stable value creation
Combination results in double-digit EPS accretion and meaningful ROE expansion
Ability to accelerate franchise productivity to solidify leadership in key markets
Attractive entry point for investors seeking superior value creation
— Strengthened positioning expands business opportunities
— “Go-to” market for profitable business opportunities
— Diversified, less volatile, capital efficient business
— Active portfolio management and high diversification support superior returns and lower volatility
— Improved capital efficiency
— Superior and sustainable approach to capital management
— At least $200 million in identifiable and actionable expense savings
— Specialty expertise across the organization
— Untapped growth in all segments
— Significant management experience with third party capital

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary. 14 Appendix A: Pro Forma Business Mix Profile

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Enhanced Platform for Diversified Growth and
Profitability
FY 2014
GPW
$5.9B
PartnerRe Pro Forma Combined
$4.7B $10.6B
AXIS
BUSINESS OVERVIEW
Note: PRE standalone D&F represents aviation, casualty, energy offshore, energy onshore, engineering, marine and property. Onshore energy, engineering and property map to pro forma property insurance; aviation, casualty, offshore energy and marine map to pro forma specialty insurance.
Note: For PartnerRe Specialty includes Agriculture, Aviation/Space, Credit/Surety, Energy, Engineering, Marine, Specialty Casualty and Specialty Property. For AXIS Specialty Re includes: Agriculture,
Credit/Surety, Engineering, Marine and Specialty Casualty; Specialty Insurance includes: Marine, Terrorism, Aviation, Credit and Political Risk, Liability and Professional Lines.
Property
8%
Other P&C
8%
Specialty
17%
Property
8%
Specialty
28%
Casualty
11%
Property
9%
Other P&C
6%
Specialty
34%
Reinsurance
73%
Life and
A&H
15%
Insurance
6%
Specialty
37%
Property
14%
Reinsurance
46%
Specialty
17%
Insurance
48%
Life and
A&H
6%
Reinsurance
60%
Insurance
25%
Life and
A&H
21%
Life and
A&H
21%
Life and
A&H
15%
Catastrophe
7%
Other P&C
9%
Casualty
8%
Property
7%
Catastrophe
8%
A&H
6%
Casualty
9%
Catastrophe
7%
D&F and
Wholesale
6%

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Top Global P&C Reinsurer by Reinsurance GPW
(1)
Top 5 global reinsurer with leading position among
broker-based reinsurers
Leading, global position in a number of attractive
specialty reinsurance lines
Highly regarded underwriting and service capabilities
Complementary portfolios with limited overlap
Ability to channel third-party capital to deliver expanded
client solutions
Profitable growth opportunities:
Transformative Combination Creating a
Global Reinsurance Leader
($ in billions)
(1) Rankings are by 2013 GPW.
(2) Berkshire Hathaway Reinsurance includes General Re. Corp.
(3) GPW not disclosed. Indicated values are on a NPW basis.
Property
13%
Other P&C
13%
Catastrophe
12%
(2)
(3)
$2.1
$2.1
$2.1
$2.1
$2.1
$2.3
$2.4
$3.3
$3.4
$3.4
$3.5
$3.7
$4.0
$4.6
$4.7
$6.4
$6.7
$18.0
$22.6
Generali
RenRe / Platinum
AXIS
Mitsui Sumitomo
Fairfax Financial
Sompo Japan
Gnrl. Ins. Co. of India
Mapfre
Allianz
Alleghany
Korean Re
XL / Catlin
Everest Re
PartnerRe
China Re
SCOR
PartnerRe + AXIS
Berkshire Re
Hannover Re
Swiss Re
Munich Re
$8.8
» Improved service capabilities, scale and breadth of
products
» Access to preferred treaties and signings
» Combined analytics enhance value for cedants, including in emerging markets
» Ability to leverage Lloyd’s platform
$10.4

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Leading, Global Position in a Number of
Attractive Specialty Reinsurance Lines
Agriculture
Line of Business Why Attractive?
#2
Combined Position
Aviation / Space Top 5
Credit / Surety #2
Engineering Top 5
Specialty Casualty Top 5
Overall Top 3
• Provides opportunity for profitable
growth through various cycles
• Businesses that require technical
expertise
• Resilient to current industry dynamics
Specialty reinsurance solutions account for the majority of the combined company’s reinsurance portfolio.
Enhanced scale and enlarged capital base allows combined company to capture incremental growth

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Pro Forma Combined Insurance Breakdown
FY 2014 GPW
Successful, Growing Global Specialty
Insurance Business
Total Insurance GPW:
$2.6bn
By Line of Business
Professional
Lines
33%
Property
32%
Liability
15%
Offshore
Energy
4%
Marine
9%
Aviation
3%
Terrorism
1%
Credit and
Political Risk
2%
Enhanced market prominence due to relationships and overall
positioning with brokers
Greater line sizes and breadth of products more attractive
to brokers and clients
Growth business
13% of 2014 GPW from new initiatives (CAGR of 48%
since 2009)
US property middle market CAGR of 15% since 2009
Balanced consolidated platform will require less reinsurance allowing for increased insurance revenue
Enhanced profitability due to scale
Opportunity from expanded geographic presence
Increase in Lloyd’s presence
Leverage complementary geographic platforms (e.g.
London, Hong Kong, etc.)
Leverage technical capabilities to grow smaller account
business

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Pro Forma Combined Life and A&H Breakdown
FY 2014 GPW
Total GPW:
$1.5bn
Life
Reinsurance
62%
A&H
38%
Life, Accident & Health Leader with
High Growth Potential
By Line of Business
(1) As per Flaspohler survey.
Uncorrelated with P&C business
Complementary franchises with global product development capabilities and significant geographic reach
Combination of life and health make for a more attractive partner
Full complement of products and services for the global benefits market
Strong market presence
Top 10 global life and health reinsurer
Top 3 U.S. health reinsurer; AXIS and PartnerRe rated #1 and #2 in
US A&H reinsurance broker survey¹
Growth business
PRE LTM GPW growth rate of 31%; AXS GPW CAGR since 2011 of
30%
Compelling growth opportunities:
U.S. healthcare - Affordable Care Act has shifted risk to entities that require risk share partners
Accelerated growth in international healthcare
Initiatives in Middle East, Latin America, and Asia
New specialty areas (expats; HNW individuals)
(Re)insurance business will participate selectively in certain higher growth and  return segments
Hybrid delivery model maximizes opportunities
Limited exposure to highly regulated, mainstream health insurance businesses

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary. 20 Appendix B: Other Information

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Merger of Equals Overview
Consideration to
Shareholders
AXIS shareholders to receive 1 share of the amalgamated company per common share in a tax free reorganization
PartnerRe shareholders to receive 2.18 shares of the amalgamated company per common share in a tax free reorganization
Preferred shares to remain outstanding as preferred shares of the amalgamated company
Dividend to PartnerRe
Common Shareholders
Extraordinary one-time cash dividend of $11.50 per share payable in connection with, and contingent upon, closing
Pro Forma Ownership
~51.5% PartnerRe shareholders
~48.5% AXIS shareholders
Corporate Governance of
Combined Company
7 PartnerRe appointees to Board and 7 AXIS appointees to Board
Management team leveraging talent from both organizations
Accelerated Timeline to
Closing
PartnerRe and AXIS shareholder approvals
Regulatory Approvals: all insurance regulatory filings made; all anti-trust clearances obtained
Expected close in the third quarter of 2015

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Positive Rating Agency Feedback
“Successful execution of the PRE-AXIS combination could provide positive credit benefits relating to diversification of earnings and business profile, leveraging the benefits of a larger organization”
“…if  the transaction with AXIS closes as planned, Fitch would likely affirm PRE's current ratings…”
“Despite the announced approximately $560 million special cash dividend, we expect the combined company’s capitalization will remain very strong and materially redundant to ‘AA’ level after the deal closes and through 2017”
“We anticipate the combined entity's financial leverage will stay below 25% with fixed-charge coverage of at least 4x.”
“We also expect the merger to achieve at least $200 million in annual run-rate pretax cost synergies in the first two years of operations.”
Source: S&P and Fitch press releases dated May 4, 2015
Fitch Press Release, May 4, 2015
S&P Press Release, May 4, 2015

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Disclaimer
Important Information For Investors And Shareholders
This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between PartnerRe Ltd.
(“PartnerRe”)
and AXIS Capital Holdings Limited
(“AXIS”).
In
connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and
Exchange Commission (the
“SEC”).
This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF
PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION
STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE
FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable.
Investors and security holders will be able to obtain free copies of these documents (if and when available)
and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the
SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor
Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at
http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at
linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

Disclaimer
Forward Looking Statements
Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,”
“could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses.  These statements are only predictions based on current expectations and projections about future events.  There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in
PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:
• the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;
• the failure to consummate or delay in consummating the proposed transaction for other reasons;
• the timing to consummate the proposed transaction;
• the risk that a condition to closing of the proposed transaction may not be satisfied;
• the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;
• AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;
• the ability of either PartnerRe or AXIS to effectively integrate their businesses; and
• the diversion of management time on transaction-related issues.
PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate.
AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate.  Neither
PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.  Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are
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